FRANK A. LANG

1601-675 West Hastings, Vancouver, BC

V6B 1N2

For Immediate Release

December 3, 2013

REPORT OF ACQUISITION OF UNITS OF AGAVE SILVER CORP.

On December 2, 2013, Frank A. Lang (the “Offeror”), a significant shareholder and former Chairman of Agave Silver Corp. (the “Company”), has increased his holdings in the Company by acquiring beneficial ownership of 3,000,000 units of the Company (“Units”) at a price of $0.10 per Unit pursuant to a non-brokered private placement (the “Private Placement”). Each Unit consisted of one common share (a “Share”) of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the Offeror to purchase one post-consolidation common share of the Company at an exercise price of $0.25 for a period of one year following the acquisition of the Units.

The 3,000,000 Shares acquired by the Offeror represents approximately 12% of the issued and outstanding common shares of the Company on an undiluted basis.

After giving effect to the acquisition of the Units, the Offeror owns or controls 9,658,262 Shares of the Company, representing 37% of the issued and outstanding Shares of the Company . The Offeror also holds Warrants issued pursuant to the Private Placement entitling the Offeror to acquire an additional 3,000,000 Shares, which collectively represents approximately 41% of the issued and outstanding Shares of the Company, calculated on a partially-diluted basis assuming the exercise of all Warrants issued pursuant to the Private Placement held by the Offeror. The Offeror also holds an aggregate of 7,000,000 warrants to purchase Shares of the Company, which, if duly exercised, collectively represents approximately 41% of the issued and outstanding Shares of the Company, calculated on a partially-diluted basis assuming the exercise of all warrants to purchase Shares of the Company held by the Offeror.

The Offeror entered into a subscription agreement with the Company in connection with the acquisition of the Units, and such subscription agreement contained representations, warranties and covenants of the respective parties that are standard and customary in agreements of this nature, including representations that allow reliance on applicable Canadian private placement exemptions. The Offeror acquired these securities for investment purposes. The aggregate purchase price paid by the Offeror for the Units was $300,000. The Offeror may increase his holdings in the Company in future if he considers such increase to be warranted, but has no intention to acquire ownership of, or control over, additional securities of the Company at this time.

As prescribed by applicable securities legislation, the Offeror a report via SEDAR with securities regulators detailing the above transaction. A copy of the report may be obtained directly from www.sedar.ca or may be requested via telephone from Mr. Lang at 604-558-3909.

/s/ Frank A. Lang

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.